SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                           -------------------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           -------------------------

                             AMERICAN REAL ESTATE
                            INVESTMENT CORPORATION
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)

                                   029166105
                                (Cusip Number)

                           -------------------------

                              MR. DAVID H. LESSER
                         HUDSON BAY PARTNERS II, L.P.
                                237 PARK AVENUE
                                   SUITE 900
                           NEW YORK, NEW YORK 10017
                                (212) 692-3622
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                           -------------------------

                                   COPY TO:
                           ROBERT E. KING, JR., ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                 212-878-8000

                           -------------------------


                               DECEMBER 12, 1997
            (Date of event which requires filing of this statement)



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<square>  Check  box  if  the filing person has previously filed a statement on
     Schedule 13G to report  the  acquisition  which  is  the  subject  of this
     Schedule  13D, and is filing this schedule because of Rule 13d-1(b)(3)  or
     (4).

<square> Check box if a fee is being paid with the statement.
-------------------------------------------------------------------------------

CUSIP No.  029166105            13D                         Page 2 of 8 Pages



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               Hudson Bay Partners II, L.P.


      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A)  <square>
                                                                       (B)  <square>

      3.       SEC USE ONLY



      4.       SOURCES OF FUNDS

                               WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)
                                                                            <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware


                          7.       SOLE VOTING POWER

           NUMBER OF                 1,754,545*

             UNITS
                          8.       SHARED VOTING POWER
         BENEFICIALLY
                                      1,754,545*
           OWNED BY

             EACH         9.       SOLE DISPOSITIVE POWER

           REPORTING                   1,754,545*

          PERSON WITH
                          10.      SHARED DISPOSITIVE POWER

                                       1,754,545*


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,754,545

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               33.23%

      14.      TYPE OF REPORTING PERSON

                                PN

* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., the general partner of Hudson Bay Partners II, L.P., and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 1,754,545 shares of Common Stock owned by Hudson Bay Partners II, L.P.; however, Mr. Lesser expressly disclaims beneficial ownership of any Common Stock not directly owned by him.

CUSIP No.  029166105            13D                        Page 3 of 8 Pages



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                               David H. Lesser


      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A)  <square>
                                                                       (B)  <square>

      3.       SEC USE ONLY


      4.       SOURCES OF FUNDS

                               PF

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
               OR 2(e)

                                                                            <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

                         7.       SOLE VOTING POWER

           NUMBER OF                    9,827

             UNITS
                         8.       SHARED VOTING POWER
         BENEFICIALLY
                                       1,754,545*
           OWNED BY

             EACH        9.       SOLE DISPOSITIVE POWER

           REPORTING                   9,827

          PERSON WITH
                         10.      SHARED DISPOSITIVE POWER

                                       1,754,545*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,764,372*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               33.41%

      14.      TYPE OF REPORTING PERSON

                                IN

* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., the general partner of Hudson Bay Partners II, L.P., and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 1,754,545 shares of Common Stock owned by Hudson Bay Partners II, L.P.; however, Mr. Lesser expressly disclaims beneficial ownership of any Common Stock not directly owned by him.

                                 SCHEDULE 13D
                         FILED PURSUANT TO RULE 13d-1
                  OF THE GENERAL RULES AND REGULATIONS UNDER
                THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.    SECURITY AND ISSUER.

           This Statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.001 per share (the "Common Stock") of American Real Estate Investment Corporation, a Maryland corporation (the "Issuer"). The Issuer's principal executive offices are located at Plymouth Meeting Executive Campus, 620 W. Germantown Pike, Suite 200, Plymouth Meeting, Pennsylvania 19462.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)-(c) The entity filing this statement is Hudson Bay Partners II, L.P., a Delaware limited partnership ("Hudson Bay") of which Hudson Bay Partners, Inc., a New York corporation, is the sole general partner (the "General Partner"). David H. Lesser is the sole director and executive officer of the General Partner. The principal executive offices of Hudson Bay and the General Partner and the principal business address of Mr. Lesser are located at 237 Park Avenue, Suite 900, New York, New York 10017. Hudson Bay's principal business is investments in real estate related securities. The General Partner's principal business is acting as general partner of Hudson Bay and Hudson Bay Partners, L.P., a Delaware limited partnership. Mr. Lesser's current principal occupation is to serve as President of the General Partner.

     (d)-(e) During the last five years, neither Hudson Bay, the General Partner, nor Mr. Lesser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Hudson Bay used funds from its working capital for the purchases described in Items 4 and 5 below.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           On August 20, 1997, the Issuer and American Real Estate Investment, L.P. (the "Operating Partnership") entered into agreements with Hudson Bay and other investors (collectively with Hudson Bay, the "Investor Group") providing for a series of transactions (the "Transactions") involving the contribution by the Investor Group of cash, real estate properties and other assets to the Issuer and to the Operating Partnership in exchange for shares of Common Stock and units of limited partnership interest of the Operating Partnership ("OP Units").

           The Transactions involved, among other things, (i) the cash investment in the Issuer by Hudson Bay and certain other investors, the contribution by McBride Hudson Bay, L.P. and various entities affiliated with it of interests in certain entities owning real property, cash and acquisition agreements, the contribution by Jeffrey E. Kelter of a 95% non-voting equity interest in Penn Square Properties, Inc., a Pennsylvania corporation ("Penn

Square"), the contribution by Penn Square of contracts relating to the acquisition of certain real estate properties and the merger of Fair Lawn Industrial Park, Inc., a New York corporation, with and into the Issuer with the Issuer as the surviving corporation (the "Merger"), in each case in exchange for either Common Stock, OP Units or warrants for the purchase of Common Stock or OP Units, or a combination of the foregoing; (ii) the election of five persons to the Issuer's board of directors (the "Board") to fill five vacancies that existed upon the consummation of the Transactions by reason of the resignations of three of the Issuer's previous directors and the expansion of the Board by two persons; (iii) the adoption, as a consequence of the Merger, of Amended and Restated Articles of Incorporation and Amended and
Restated Bylaws of the Issuer; (iv) the disposition of the multi-family residential properties or interests therein owned by the Operating Partnership;
(v) the amendment of the Agreement of Limited Partnership of the Operating Partnership; (vi) in consideration of the Transactions described in clause
(i) above, the issuance to members of the Investor Group of an aggregate of 4,136,033 shares of Common Stock and an aggregate of 3,362,503 OP Units, and the issuance of warrants to purchase 300,000 shares of Common Stock and 375,000 OP Units; and (vii) the assumption by the Issuer of approximately $56.8 million in certain indebtedness as part of the Transactions described in clause (i) above.

           The Issuer's stockholders approved the Transactions at a special meeting held on December 11, 1997, and the Transactions were consummated on December 12, 1997. Upon consummation of the Transactions, the Issuer issued to Hudson Bay 1,454,545 shares of Common Stock and a warrant (the "Warrant") to purchase 300,000 shares of Common Stock, in exchange for Hudson Bay's investment of $16 million in the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)-(b) Hudson Bay is the record and beneficial owner of 1,454,545 shares of Common Stock of the Issuer and has sole voting and dispositive power with respect to such shares. Hudson Bay also owns a Warrant to purchase 300,000 shares of Common Stock of the Issuer. The Warrant is exercisable by Hudson Bay at any time before 5:00 p.m. New York City time on December 12, 2004. Upon exercise of the Warrant, Hudson Bay would have sole voting and dispositive power for any shares of Common Stock issued pursuant to such exercise. Accordingly, pursuant to the Warrant, Hudson Bay owns beneficially 300,000 shares of the Common Stock of the Issuer, and therefore owns beneficially an aggregate of 1,754,545 shares of Common Stock, representing approximately 33.23% of the outstanding Common Stock of the Issuer. The General Partner owns no shares of Common Stock, except indirectly as general partner of Hudson Bay.

           Mr. Lesser is the record and beneficial owner of 9,827 shares of Common Stock, constituting approximately 0.19% of the outstanding Common Stock of the Issuer, and has sole voting and dispositive power with respect to such shares. As a result of his affiliation with the General Partner, Mr. Lesser may be deemed to beneficially own the 1,454,545 shares of Common Stock owned by Hudson Bay and the 300,000 shares of Common Stock issuable upon exercise of the Warrant. Mr Lesser expressly disclaims beneficial ownership of any shares of Common Stock not directly owned by him. Mr. Lesser may also be deemed to share with Hudson Bay voting and dispositive power over the 1,454,545 shares of Common Stock owned by Hudson Bay and the 300,000 shares of Common Stock to be received upon exercise of the Warrant.

           (c) On December 10, 1997, Mr. Lesser acquired 144 shares of Common Stock through the Issuer's dividend reinvestment program. On December 12, 1997, Hudson Bay acquired 1,454,545 shares of Common Stock and the Warrant in the Transactions described in Item 4 above.

           (d)-(e) Not applicable.

ITEM 6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR   RELATIONSHIPS   WITH
           RESPECT TO SECURITIES OF THE ISSUER.

           The Issuer, Hudson Bay and certain other holders of Common Stock of the Issuer (collectively, the "Holders") entered into a Registration Rights Agreement, dated December 12, 1997 (the "Registration Rights Agreement"), pursuant to which the Issuer granted the Holders certain registration rights with respect to the shares of Common Stock held by them. A copy of the Registration Rights Agreement is attached herein as Exhibit 7.2.

           Other than the Registration Rights Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between Hudson Bay, the General Partner or Mr. Lesser and any other person exists with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Agreement of Joint  Filing  between  Hudson  Bay  Partners II,
                L.P., and David H. Lesser, dated December 19, 1997.

     Exhibit 7.2 Registration Rights Agreement, dated December 12, 1997.

                                  SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 19, 1997

                            HUDSON BAY PARTNERS II, L.P.

                            By: Hudson Bay Partners, Inc.,
                                General Partner



                                By:   /S/ DAVID H. LESSER
                                      ---------------------------------------
                                      David H. Lesser
                                      President



                            By: /S/ DAVID H. LESSER
                                ---------------------------------------------
                                David H. Lesser, individually

                              EXHIBIT INDEX



      EXHIBIT NO.                         DESCRIPTION
      -----------                         -----------

          7.1                Agreement  of Joint Filing between Hudson Bay Partners II,
                             L.P. and David H. Lesser, dated December 19, 1997.

          7.2                Registration Rights Agreement, dated December 12, 1997.


                               EXHIBIT 7.1


                        AGREEMENT OF JOINT FILING
                        -------------------------

       Hudson Bay Partners II, L.P. and David H. Lesser hereby agree that the

Statement on Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them.  This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.



Dated:  December 19, 1997



                                      HUDSON BAY PARTNERS II, L.P.

                                      By:   Hudson Bay Partners, Inc.,
                                            General Partner


                                            By:  /S/ DAVID H. LESSER
                                                 ------------------------------
                                                 Name: David H. Lesser
                                                 Title: President



                                      By:   /S/ DAVID H. LESSER
                                            --------------------------------
                                            David H. Lesser, individually